SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. _)

Chindex International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

169467107
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107	13D	Page 2 of 13 Pages
1		NAMES OF REPORTING PERSONS TPG Asia Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.7% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Item 2, the Reporting Persons (as defined below) may be deemed to beneficially own 3,709,377 shares of Common Stock (as defined below) of the Issuer (as defined below) and 1,162,500 shares of Class B Common Stock (as defined below) of the Issuer beneficially owned by the Stockholders (as defined below).
**	This calculation is based on 16,933,638 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of February 7, 2014 as provided in the Merger Agreement (as defined below), and reflects the six-for-one voting power of the Class B Common Stock.

CUSIP No. 169467107		13D	Page 3 of 13 Pages
1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.7% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	As further described in Item 2, the Reporting Persons may be deemed to beneficially own 3,709,377 shares of Common Stock of the Issuer and 1,162,500 shares of Class B Common Stock of the Issuer beneficially owned by the Stockholders.
**	This calculation is based on 16,933,638 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of February 7, 2014 as provided in the Merger Agreement, and reflects the six-for-one voting power of the Class B Common Stock.

CUSIP No. 169467107		13D	Page 4 of 13 Pages
1			NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.7% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	As further described in Item 2, the Reporting Persons may be deemed to beneficially own 3,709,377 shares of Common Stock of the Issuer and 1,162,500 shares of Class B Common Stock of the Issuer beneficially owned by the Stockholders.
**	This calculation is based on 16,933,638 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of February 7, 2014 as provided in the Merger Agreement, and reflects the six-for-one voting power of the Class B Common Stock.

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock of Chindex International, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”), and the Class B Common Stock of the Issuer, par value $0.01 per share (the “Class B Common Stock” and together with the Common Stock, the “Common Shares”).  The principal executive offices of the Issuer are located at 4340 East West Highway, Suite 1100, Bethesda, Maryland.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Asia Advisors VI, Inc., a Cayman Islands exempted company (“Asia Advisors VI”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Asia Advisors VI is the general partner of TPG Healthy, L.P., a Cayman Islands limited partnership, which is the sole shareholder of Healthy Harmony GP, Inc., a Cayman Islands exempted company, which is the general partner of Healthy Harmony Holdings, L.P., a Cayman Islands limited partnership (“Parent”).

Messrs. Bonderman and Coulter are officers and sole stockholders of Asia Advisors VI. Because of the relationship of Messrs. Bonderman and Coulter to Asia Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own any equity of the Issuer that may be deemed to be beneficially owned by Asia Advisors VI.

As further described in Item 4 below, the Reporting Persons may be deemed to (a) be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun Industrial Co., Limited (“Fosun Industrial”), Ms. Roberta Lipson and her affiliated trusts (together with Fosun Industrial, the “Rollover Investors”), Ms. Elyse Silverberg, Mr. Lawrence Pemble (the Rollover Investors, Ms. Silverberg and Mr. Pemble, each a “Stockholder” and collectively, the “Stockholders”) and the Reporting Persons and (b) beneficially own (i) the 3,157,163 shares of Common Stock beneficially owned by Fosun Industrial, (ii) the 243,152 shares of Common Stock and 660,000 shares of Class B Common Stock beneficially owned by Ms. Lipson and her affiliated trusts, (iii) the 225,106 shares of Common Stock and 390,750 shares of Class B Common Stock beneficially owned by Ms. Silverberg and (iv) the 83,956 shares of Common Stock and 111,750 shares of Class B Common Stock beneficially owned by Mr. Pemble. Each holder of Class B Common Stock is entitled to six votes for each share held by such holder, and the shares of Class B Common Stock are convertible at any time into shares of Common Stock on a one-to-one basis. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Stockholders or any other person, and does not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Act) with the Stockholders or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Common Shares beneficially owned by the Stockholders or any other person or is a member of a group with the Stockholders or any other person.

The principal business of Asia Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities (including Parent) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Asia Advisors VI and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Asia Advisors VI and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Asia Advisors VI are listed on Schedule I hereto.

Page 5 of 13 Pages

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

As described in Item 2, the Reporting Persons may be deemed to beneficially own the Common Shares beneficially owned by the Stockholders. No Common Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.  Purpose of Transaction

Merger Agreement

On February 17, 2014, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Parent and Healthy Harmony Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, (i) any Common Shares held by any of Parent, Merger Sub and any other subsidiary of Parent, including each Common Share contributed to Parent by the Rollover Investors and each Common Share contributed to Parent by the additional rollover stockholders and Common Shares held in the treasury of the Issuer or owned by any Issuer’s subsidiary will be cancelled and no consideration shall be delivered in exchange therefor, and (ii) the outstanding Common Shares (excluding any cancelled Common Shares pursuant to (i) and any Common Shares held by a dissenting shareholder of the Issuer who shall have complied with the provisions of Section 262 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”)) will be converted into the right to receive an amount in cash equal to $19.50 per Common Share, without any interest thereon.

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.

In addition, the Merger Agreement provides the Issuer with a solicitation period of 45 days, plus a possible 15-day extension, following the signing of the Merger Agreement to solicit and consider alternative proposals.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the equity commitment letters dated February 17, 2014 issued by Fosun Industrial and TPG Asia VI, L.P., a Cayman Islands limited partnership (“Sponsor”), respectively, and acknowledged by the Issuer.

The Merger Agreement may be terminated by the Issuer or the Parent under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, the Issuer will be required to pay a termination fee, the amount of which

Page 6 of 13 Pages

would depend on the circumstances under which the Merger Agreement is terminated. Under specified circumstances under which the Merger Agreement is terminated, Parent will be required to pay the Issuer a termination fee.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by (x) holders of Common Shares representing a majority of the voting power of the Common Shares (with each of share of Class B Common Stock entitled to six votes and each share of Common Stock entitled to one vote), (y) holders of a majority of the voting powers of the Common Shares not owned by (i) any holders of shares of Class B Common Stock, (ii) Parent or Merger Sub, (iii) any officers or directors of the Issuer (other than the members of the transaction committee), (iv) the Rollover Investors, any additional rollover stockholders and any other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (v) any affiliates or associates of any of the foregoing and (z) stockholders of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., which is an affiliate of Fosun Industrial. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Common Shares will be delisted from NASDAQ and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub and the officers of the Issuer immediately prior to the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the DGCL and the certificate of incorporation and by-laws of the surviving corporation.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on February 17, 2014, the Stockholders, Parent and Sponsor entered into a support agreement (the “Support Agreement”), pursuant to which, at the closing of the Merger, the Common Shares owned by such Rollover Investors as set forth in the Support Agreement will be contributed to Parent and the Parent will issue, as consideration for the contribution, limited partnership interests of Parent (the “Parent Interests”) in the name of each Rollover Investor, in the amount set forth in the Support Agreement.

Each Stockholder has further agreed, with respect to the Common Shares beneficially owned by such Stockholder, to vote, (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (ii) in favor of any adjournment, recess, delay or postponement recommended by the Issuer (and not publicly opposed by Parent) with respect to any stockholder meeting with respect to the Merger Agreement and the Merger, (iii) against any alternative acquisition proposal of the Issuer, (iv) against any adjournment, recess, delay or postponement of any stockholder meeting with respect to the Merger Agreement and the Merger publicly opposed by Parent, and (v) against any other action or matter that (1) would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Merger or any other transactions contemplated by the Merger Agreement or (2) would reasonably be expected to result in a material breach of any covenant, representation or warranty, or any other obligation or agreement of the Issuer under the Merger Agreement.

In addition, from the date of the Support Agreement until its termination, the Stockholders will not, (i) transfer any Common Shares or any right, title or interest thereto or therein, (ii) deposit any Common Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Common Shares or take any similar action in contravention of the obligations of the Stockholders under the Support Agreement, (iii) knowingly take any action that would make any representation or warranty of such Stockholder set forth in the Support Agreement untrue or incorrect or have the effect of preventing, disabling or delaying such Stockholders from performing any of his, her or its obligations under the Support Agreement, or (iv) agree to take any of the actions referred to in the foregoing clauses (i) through (iii).

Pursuant to the Support Agreement, each Stockholder agreed to deliver to Parent an irrevocable proxy with respect to all of such Stockholder’s Common Shares.

Page 7 of 13 Pages

The Support Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger solely with respect to the Stockholders’ obligations under Section 2 of the Support Agreement, (ii) the date and time the Merger Agreement is terminated in accordance with its terms and provisions and (iii) the effectiveness of a mutual written agreement of the parties to terminate the Support Agreement.

Promptly following the date of the Support Agreement, Parent, Sponsor and the Rollover Stockholders agreed to negotiate in good faith and enter into a shareholders agreement reflecting the terms set forth in Exhibit B to the Support Agreement.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on February 17, 2014, Sponsor entered into a limited guarantee (the “Limited Guarantee”) with the Issuer, pursuant to which Sponsor has agreed, severally but not jointly, to guarantee 50% of the obligations of Parent and Merger Sub under the Merger Agreement to pay, under certain circumstances, a reverse termination fee and reimburse 50% of indemnification obligations of Parent. The Limited Guarantee will terminate upon the earliest to occur of (i) all of the guaranteed obligations contemplated under the Limited Guarantee having been fully performed, (ii) the effective time of the Merger, if the closing of the Merger is consummated and all amounts to be paid by Parent at the closing pursuant to the Merger Agreement are so paid, (iii) termination of the Merger Agreement in accordance with its terms under circumstances where no Parent termination fee or any other amount is payable, (iv) the three month anniversary after the termination of the Merger Agreement in accordance with its terms and (v) the 15-month anniversary of the date of the Limited Guarantee.

Concurrently with the execution of the Limited Guarantee, Fosun Industrial also entered into a limited guarantee with the Issuer, in substantially the same form as the Limited Guarantee, with respect to 50% of Parent’s termination fee and 50% of certain reimbursement obligations under certain circumstances.

Equity Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, Sponsor issued an equity commitment letter (the “Equity Commitment Letter”) dated February 17, 2014, which was acknowledged by Parent and pursuant to which Sponsor has agreed to, subject to certain conditions, commit to invest $187,990,992 in Parent to fund the Merger.

Pipeline Letter of Commitment

In connection with the transactions contemplated by the Merger Agreement, Sponsor issued a letter agreement (the “Pipeline Letter of Commitment”), dated February 17, 2014 to the Parent, which was acknowledged and agreed by the Parent and pursuant to which Sponsor has agreed to, subject to certain conditions, (i) subscribe for 2,295,640 limited partnership interests of the Parent at a price per limited partnership interest of $19.50 for an aggregate purchase price of $44,764,971, pursuant to an initial subscription agreement (the “Initial Subscription Agreement”); and (ii) further subscribe for limited partnership interests of Parent at a price per limited partnership interest of $19.50 if a further subscription agreement between the parties containing terms and conditions to be mutually agreed (the “Further Subscription Agreement”) is executed within six months from the effective time of the Merger or at the fair market value per limited partnership interest at the time of the execution of the Further Subscription Agreement if the Further Subscription Agreement is executed after six months from the effective time of the Merger, for an aggregate purchase price of up to $19,895,543.

Concurrently with the execution of the Pipeline Letter of Commitment, Fosun Industrial also entered into a pipeline letter of commitment with the Issuer, in substantially the same form as the Pipeline Letter of Commitment to subscribe for 2,319,745 limited partnership interests of the Parent for an aggregate purchase price of $45,235,029 and (ii) further subscribe for limited partnership interests of Parent for an aggregate purchase price of up to $20,104,457.

Waiver Agreement

Page 8 of 13 Pages

On February 17, 2014, TPG Global, LLC, a Delaware limited liability company (together with its affiliates, “TPG”), entered into a waiver agreement (the “Waiver Agreement”) with the Issuer, pursuant to which certain actions, including (i) the execution and performance of the Merger Agreement, (ii) the execution and performance of the Support Agreement, (iii) the execution and performance of the Guarantee by Sponsor in favor of the Issuer, (iv) the execution and performance of the Equity Commitment Letter by Sponsor in favor of Parent, (v) the occurrence of the transactions contemplated in each of the foregoing, including, without limitation, the Merger, (vi) the execution and performance of the other agreements and arrangements set forth in Section 5.8 of the parent disclosure schedule to the Merger Agreement and (vii) the execution and performance of a voting agreement between Parent and Shanghai Fosun High Technology (Group) Co., Ltd. shall not be in breach of clauses (a)(i)-(ix) appearing on pages 4 and 5 of a letter agreement entered into by TPG and the Issuer on March 18, 2013 relating to the non-disclosure of certain information and certain other matters.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Merger Agreement, the Support Agreement, the Limited Guarantee, the Equity Commitment Letter, the Pipeline Letter of Commitment and the Waiver Agreement, set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Merger Agreement, the Support Agreement, the Limited Guarantee, the Equity Commitment Letter, the Pipeline Letter of Commitment and the Waiver Agreement, which have been filed as Exhibits 2, 3, 4, 5, 6 and 7, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 16,933,638 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of February 7, 2014 based on the information provided in the Merger Agreement.

As further described in Item 2, pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 3,709,377 shares of Common Stock and 1,162,500 shares of Class B Common Stock beneficially owned by the Stockholders, which constitutes approximately 44.7% of the outstanding Common Shares, which percentage reflects the six-for-one voting power of the Class B Common Stock.

Page 9 of 13 Pages

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that may be deemed to be beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

  Agreement of Joint Filing by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter, dated as of February 27, 2014.
  Agreement and Plan of Merger, dated February 17, 2014, by and among the Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).
  Support Agreement, dated February 17, 2014, by and among Fosun Industrial Co., Limited, Roberta Lipson, Elyse Silverberg, Lawrence Pemble, Healthy Harmony Holdings, L.P. and TPG Asia VI, L.P. (previously filed with the Commission as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).
  Limited Guarantee, dated February 17, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.
  Equity Commitment Letter, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.
  Pipeline Letter of Commitment, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.
  Waiver Agreement, dated February 17, 2014, between TPG Global, LLC and Chindex International, Inc.
Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2014

TPG Asia Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July l, 2013, which was previously filed with the Commission as an exhibit to a schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No.005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule l3D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
Page 11 of 13 Pages

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Page 12 of 13 Pages

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter, dated as of February 27, 2014.
  Agreement and Plan of Merger, dated February 17, 2014, by and among the Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Commission as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).
  Support Agreement, dated February 17, 2014, by and among Fosun Industrial Co., Limited, Roberta Lipson, Elyse Silverberg, Lawrence Pemble, Healthy Harmony Holdings, L.P. and TPG Asia VI, L.P. (previously filed with the Commission as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).
  Limited Guarantee, dated February 17, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.
  Equity Commitment Letter, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.
  Pipeline Letter of Commitment, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.
  Waiver Agreement, dated February 17, 2014, between TPG Global, LLC and Chindex International, Inc.

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